Exhibit 1.0
CONFIDENTIAL TREATMENT REQUESTED
AGREEMENT OF SALE
This Agreement of Sale (“Agreement”) made this 11th day of April, 2011, by and between Cape Regional Holdings, LLC, a New Jersey limited liability company of which Cape Regional Health System, Inc. is the sole member, with an address of Two Stone Harbor Boulevard, Cape May Court House, New Jersey 08210 (the “Buyer”) and Cape Bancorp, Inc., a New Jersey corporation, with an office at 225 North Main Street, Cape May Court House, New Jersey 08210 (the “Seller”).
INTRODUCTION
A. Seller owns and operates the Property, as hereinafter defined, located in Cape May Court House, New Jersey.
B. Buyer desires to purchase the Property, and Seller desires to sell same to Buyer upon the terms and conditions hereinafter set forth.
Now, Therefore, in consideration of the covenants herein contained, the parties hereto do hereby agree as follows:
ARTICLE 1
SALE OF PROPERTY
Seller shall sell, transfer and convey to Buyer and Buyer shall purchase from Seller, subject to the terms and conditions hereinafter stated all of Seller’s right, title and interest in and to those certain lots, tracts or parcels of land and premises, together with any improvements, fixtures and other items of real property located thereon, situate, lying and being in the Township of Middle, County of Cape May, and State of New Jersey, known as:
•	Block 216, Lot 2: the Cape Bank Complex
•	Block 216, Lot 3 (Magnolia Avenue): Vacant land approximately 1.02 acres per tax map are hereinafter referred to collectively as the “Property”, together with all easements, titles, estates, interests, privileges and rights appurtenant thereto, including without limitation, Seller’s interest in any strips or gores of land lying adjacent thereto, any interest of Seller in and to any adjacent or abutting lands lying in the beds of streets or roads, open or proposed, and any riparian interests duly granted or conveyed by the State of New Jersey to Seller or its predecessors in title.

CONFIDENTIAL TREATMENT REQUESTED
ARTICLE 2
PURCHASE PRICE
2.1 Purchase Price. The total purchase price (the “Purchase Price”) for the Property shall be Seven Million Two Hundred Thousand ($7,200,000.00) Dollars, subject to the adjustments and prorations set forth herein, which Purchase Price shall be paid in the following manner:
(a) Deposit. Upon the execution of this Agreement, Buyer shall make a deposit by check in the amount of Fifty Thousand ($50,000.00) Dollars payable to a New Jersey licensed title insurance company selected by Buyer (“Escrow Agent”) as an initial deposit to be held on account of the Purchase Price (the “Deposit”).
(b) Escrow Agent. The Deposit shall be held by Escrow Agent in escrow pending Closing or earlier termination of this Agreement. The Deposit shall be placed in such interest-bearing bank account, certificate of deposit money or market mutual fund at bank as may be designated by Buyer. At Closing, the Deposit shall be applied on account of the Purchase Price and all interest earned thereon shall be paid or credited to Buyer. In the event that Closing is not held hereunder, then upon termination of this Agreement, Escrow Agent shall pay the Deposit, together with all interest earned thereon, to the party entitled thereto pursuant to this Agreement and in the event of a dispute between the parties, Escrow Agent is hereby authorized to deposit such fund into court or hold the same pending resolution of the dispute. Escrow Agent shall be responsible only for the safekeeping of the Deposit and interest thereon and upon payment thereof, Escrow Agent shall be discharged from all liabilities therefor.
(c) Monies at Closing. At the Closing, as hereinafter defined, Buyer shall pay to Seller the further sum of Seven Million One Hundred Fifty Thousand ($7,150,000.00) Dollars, representing the balance of the Purchase Price, by certified or bank cashier’s check, or other same day funds.
2.2 Allocation of Purchase Price. The Purchase Price shall be allocated among the land and buildings as follows:

Land — Cape May Bank Complex	$1,125,000

Buildings — Cape May Bank Complex	$5,880,000

Land — Magnolia	$195,000
The parties hereto agree that the allocations provided for herein have been made in accordance with the Treasury Regulations issued under Section 1060 of the Internal Revenue Code, and shall be binding upon the parties hereto for all purposes including, but not limited to, federal and state income taxes. Neither party shall take any action contrary to the allocations set forth herein, including the filing of any tax return or report with any governmental agency.

CONFIDENTIAL TREATMENT REQUESTED
ARTICLE 3
STATE OF TITLE TO THE PROPERTY
The title to be delivered by Seller to Buyer at the Closing, as hereinafter defined, shall be good and marketable and insurable as such under an A.L.T.A. Form B Owner’s Title Policy by a licensed New Jersey title company of Buyer’s choice at standard rates, and shall be free and clear of all liens and encumbrances and without exceptions, disclaimers of liability or objections, including without limitation municipal liens and assessments and liability for assessments from improvements now constructed, except for the Permitted Encumbrances, as hereinafter defined. For purposes of this Agreement, the term “Encumbrances” shall mean any liens, claims, options, undisclosed encroachments, rights of way, easements, covenants, conditions, reservations or restrictions affecting the Property, and the term “Permitted Encumbrances” shall mean: (a) the rights of utility companies to maintain pipes, poles, cables and wires over, on and under the Property; and (b) (iii) Existing Leases and New Leases (c) recorded agreements which limit the use of the Property, unless the agreements (i) are presently violated, (ii) provide that the Property would be forfeited if they were violated, or (iii) in any way limit or prevent the use as a professional office complex (the “Intended Use”).
ARTICLE 4
CLOSING
The sale and purchase of the Property shall be consummated between Seller and Buyer as follows:
4.1 Title Transfer. On the Closing Date, as defined below, Seller shall convey title to the Real Property to Buyer by bargain and sale deed with covenants against grantor’s acts, in such form as is satisfactory to Buyer, in its sole and absolute discretion.
4.2 Closing Date. The consummation of the purchase and sale herein contemplated (the “Closing”) shall occur at the offices of a title company selected by Buyer on or before May 31, 2011 (the “Closing Date”), with the exact time for Closing to be designated by Buyer in writing not earlier than five (5) days prior to the Closing Date.
4.3 Seller’s Deliveries. At Closing, as a condition precedent to Buyer’s obligation to close hereunder, Seller, at its sole cost and expense, shall deliver or cause to be delivered to Buyer the following items, duly executed and acknowledged where required:
(a) Deed. A bargain and sale deed with covenants against grantor’s acts, in form and content satisfactory to Buyer, as set forth in Section 4.1 above, conveying to Buyer good and marketable fee simple title to all of Seller’s right, title and interest in and to all of the Real Property free and clear of all Encumbrances except the Permitted Encumbrances;
(b) Bill of Sale or Assignment. An assignment of all leases together with all original leases (to the extent original leases can be located) which are more specifically set forth on EXHIBIT B attached hereto and by this reference made a part hereof (“Existing Leases”), in form and content satisfactory to Buyer (the “Assignment”);
(c) Affidavit of Title. A standard New Jersey form of Affidavit of Title;
(d) Possession. Possession of the Property free of all debris and personal property except the personal property that is located in the units that are subject to Existing Leases or as may be rented to Seller under the New Leases, as hereinafter defined;
(e) Resolutions. True and complete copies of Seller’s corporate resolutions, adopted by its Board of Directors, or such other documentation as Buyer may reasonably request, authorizing the execution and delivery of this Agreement, and further authorizing the transactions contemplated hereunder and the performance hereof;

CONFIDENTIAL TREATMENT REQUESTED
(f) Bulk Sales Tax Clearance Certificate. A tax clearance certificate from the New Jersey Division of Taxation stating that all New Jersey sales and corporation business taxes owed by Seller with respect to the Property and the transaction contemplated herein have been paid or requesting an amount to be held in escrow to secure the payment of such taxes. If an amount is required to be held in escrow, Seller shall deposit such amount in escrow with an attorney to be mutually agreed upon;
(g) Building Documents. To the extent that Seller is able to locate same, all service records, documents of title, warranties, maintenance contracts, and any other documents pertaining to the Complex and any mechanical, HVAC and electrical systems, the roof and any structural components of the Complex. To the extent that there are any continuing contractual obligations under any service or maintenance contracts they shall be disclosed to Buyer prior to closing and if not assumed by Buyer, Seller shall obtain written assurances from the applicable vendor that such contracts have been terminated. If a claim is made against Buyer as a result of any such continuing service or maintenance contracts not assumed by Buyer, Seller shall indemnify, defend and hold Buyer harmless. This subsection 4.3(g) shall survive the Closing;
(h) Plans To the extent that Seller is able to locate same, copies of all site plans, engineering plans, architectural plans, specifications and surveys pertaining to the Complex;
(i) ISRA Compliance. If required, Seller will obtain a negative declaration, duly executed and issued by the State of New Jersey Department of Environmental Protection (“DEP”) setting forth Seller’s compliance with the Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq. (“ISRA”) with respect to the Property, or such other approvals of the DEP under ISRA with regard to the transaction contemplated herein;
(j) Fire Code Certification. Buyer shall apply for and obtain at its own expense a Fire Code Certification from the local Bureau of Fire Safety to the extent that the same is required for Closing. Seller shall not be obligated to incur any expense with respect to the Fire Code Certification, it being specifically understood that Seller shall not be obligated to make any alterations, changes, etc. to the Property and/or the systems servicing the Property.
(k) Additional Documents. Such other documents as shall be reasonably required to consummate the Closing in accordance with the terms of the Agreement.
4.4 Buyer’s Deliveries. At the Closing, after Seller has duly complied with the provisions of Section 4.3, Buyer shall pay to Seller the balance of the Purchase Price in certified or other same day funds, subject to the adjustments and prorations set forth in Article 5, and shall deliver such documents and instruments as shall be reasonably required in order to make Closing in accordance with the terms of this Agreement. Without limiting the generality of the foregoing, Buyer shall deliver to Seller fully executed copies of the New Leases.

CONFIDENTIAL TREATMENT REQUESTED
ARTICLE 5
PRORATIONS AND ADJUSTMENTS
5.1 Assessments and Other Charges. All municipal assessments and other similar charges of any federal, state or local governmental or public agency or authority, general and special, ordinary and extraordinary, which are imposed, without limitation, as a result of the correction, alteration, repair or improvement of the condition of any public improvement equipment or service which was completed or significantly completed prior to the Closing Date, which are or will become a lien upon the Property or any part thereof at the Closing Date, whether or not the same are then past due or are payable thereafter in installments or otherwise, or which have been confirmed by any public authority by the Closing Date, shall be paid in full by Seller without adjustment.
5.2 Other Prorations. The following items shall be adjusted between Seller and Buyer at the Closing:
(a) real estate taxes for the current calendar year for which assessed to be adjusted on the basis of the full calendar year;
(b) water rates and sewer charges;
(c) utility company deposits, if any, elected to be assumed by Buyer;
(d) fuel and other utility company charges;
(e) insurance premiums, if such insurance policies are assumed by Buyer; and
(f) any rents, additional rents, CAM charges, utilities, and other charges either pre-paid by or due from tenants under the Existing Leases.
ARTICLE 6
CONDEMNATION AND CASUALTY
6.1 Procedure Upon Condemnation or Substantial Fire or Other Casualty. If prior to the Closing the Property is condemned in whole or in part in an amount in excess of Two Hundred Fifty Thousand ($250,000.00) Dollars, or if the Property is damaged by fire or other casualty to the extent that the cost of repairing such damage shall, in the judgment of the contractor selected by both Seller and Buyer, be Two Hundred Fifty Thousand ($250,000.00) Dollars or more, then, in any of such events, at Buyer’s option to be exercised within twenty (20) days following the date on which the Buyer or his assignee acquires actual knowledge of the condemnation or casualty (the “Determination Date”), Buyer shall then have the right, upon notice in writing to Seller given on or prior to the Determination Date, to terminate this Agreement and the parties shall thereupon be released and discharged from any further obligations to each other, this Agreement shall become null and void, and the Deposit shall be returned to Buyer. In the event that Buyer elects not to terminate this Agreement, the Purchase Price shall not be reduced, but Buyer shall be entitled to the full amount of Seller’s share of the proceeds of the fire or casualty insurance or condemnation award; provided, however, that in the event such damage or loss shall exceed the condemnation award or insurance proceeds, as the case may be, the Purchase Price shall be reduced by such excess. In such event, Seller shall execute and deliver to Buyer without cost an assignment, in form and substance reasonably satisfactory to counsel for Buyer, of all of Seller’s right, title and interest in and to such award or proceeds. This Section 6.1 shall survive the Closing.

CONFIDENTIAL TREATMENT REQUESTED
6.2 Procedure in the Event of Insubstantial Fire, Casualty, or Condemnation. In the event the Property is damaged by fire or casualty or is condemned to the extent that the cost of repairing or restoring same shall in the judgment of a contractor selected by both Seller and Buyer be less than Two Hundred Fifty Thousand ($250,000.00) Dollars, Seller shall assign at Closing to Buyer its interest in the proceeds of any casualty insurance policy or condemnation award. This Section 6.2 shall survive Closing.
6.3 Risk of Loss. Except as provided in this Article 6, all risk of loss to the Property, or any part thereof, shall be assumed by Seller until Closing is consummated.
ARTICLE 7
CONDITIONS PRECEDENT AND CONDITION OF PROPERTY
7.1 The Property shall be conveyed “as is” and “where is”, in all respects including without limitation its physical condition.
7.2 Buyer shall have until Monday, April 15, 2011 (the “Due Diligence Period”) to ascertain if the Property can be feasibly used for Buyer’s Intended Use. During the Due Diligence Period, Buyer shall have the right to undertake its investigatory activities with respect to the Property, its physical condition, its environmental condition and its compliance with law, including but not limited to: investigating the physical condition of the Property including all structural and mechanical conditions; measuring the buildings and verifying the square footage of the rental spaces and common areas, inspecting and/or obtaining a risk assessment for the presence of lead-based paint and/or lead-based paint hazards; determining whether or not an oil tank exists on the Property; zoning, legal compliance, land use and permit analysis, including whether or not the current use of the Property complies with law and whether or not Buyer’s Intended Use complies with law; survey, flood elevation certificate and title search; reviewing title including all restrictions of record; and obtaining environmental audits (Phase I, and if necessary, Phase II).
7.3 At any time prior to the expiration of the Due Diligence Period Buyer may terminate this Agreement. Such right of termination shall be in the sole discretion, judgment and opinion of the Buyer, for any reason including without limitation, Buyer’s determination that the regulatory, title, physical, legal or environmental conditions exist which would interfere with Buyer’s Intended Use. In order to terminate Buyer must deliver written notice to Seller, pursuant to the notice provisions of this Agreement, on or before the expiration of the Due Diligence Period. In the event of such termination the Deposit shall be returned to the Buyer with interest, this Agreement shall be null and void and neither Seller nor Buyer shall have any further liability or obligation to the other. If Buyer shall fail to send a notice of termination prior to the expiration of the Due Diligence Period, Buyer shall be deemed to have waived its right to do so, the Agreement shall continue and the Deposit shall become non-refundable.
7.4 Approval of Board of Trustees. This Agreement and the obligations of Buyer to purchase the Property have been approved of the Board of Trustees of Buyer’s parent corporation, Cape Regional Health System, Inc.

CONFIDENTIAL TREATMENT REQUESTED
ARTICLE 8
COSTS
8.1. Seller’s Costs. Seller shall pay for the following costs at Closing:
(a) The New Jersey realty transfer tax imposed upon the Seller by New Jersey statute;
(b) The drawing of the deed; and
(c) Such other documents and costs as are customarily prepared and paid by Seller, together with the cost of recordation thereof.
8.2 Buyer’s Costs. Buyer shall pay for the following costs at Closing:
(a) The New Jersey tax; including N.J.S.A. 46:15-7.2 (Additional Fee on Certain Transfers over $1,000,000), imposed upon the Buyer by New Jersey statute or regulation
(b) All title insurance premiums and search charges;
(c) The survey of the Property;
(d) The cost of recordation of the deed; and
(e) Such other documents and costs as are customarily prepared and paid by Buyer, together with the cost of recordation thereof.
ARTICLE 9
REPRESENTATIONS AND WARRANTIES
9.1 To induce Buyer to enter into this Agreement, Seller makes the representations, warranties and covenants hereinafter set forth, each of which is made to the best of Seller’s knowledge and is material to and is expressly relied upon by Buyer:
(a) Authority. Seller has full power and authority to execute and deliver this Agreement and such other documents as are described herein to be executed and delivered, and to perform the transactions contemplated herein and therein;
(b) Binding on Seller. This Agreement and such other documents herein contemplated to be executed and delivered have been duly authorized, executed and delivered by it and constitute valid and binding obligations of Seller enforceable in accordance with their respective terms. Seller’s execution and delivery of this Agreement and such other documents as are contemplated herein to be executed and delivered bind Seller to perform, observe and comply with their respective terms and provisions. Notwithstanding the foregoing, this Agreement is contingent upon Seller’s obtaining a Resolution from its Board of Directors approving this transaction, prior to the end of the Due Diligence Period. Notwithstanding the foregoing, this Agreement is contingent upon Seller obtaining a Resolution from its Board of Directors approving of the transaction prior to the end of the Due Diligence Period;
(c) No Conflict. Seller’s execution and delivery of this Agreement and any other documents contemplated hereunder to be executed and delivered, and Seller’s performance of and compliance with their provisions, do not conflict with or result in a violation of any agreement to which Seller is a party;

CONFIDENTIAL TREATMENT REQUESTED
(d) Zoning and Use. With respect to zoning and use:
(i) Seller has received no written notice of any violations of any applicable building code, local or state, which involve the use, maintenance, operation or condition of the Property, or any part thereof; and
(ii) Seller has received no written notice from any hazard insurer or mortgagee in respect to the Property not fully and duly complied with, which may affect the use or operation of any part of the Property, or requires, as of the date hereof or a specified date in the future, any repairs, alterations, additions or improvements thereto;
(e) Legal Action. To the best of Seller’s knowledge there is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation, or any change in the zoning or building ordinances or other regulatory laws, whether federal, state, county, or municipal, affecting the Property or its operations, pending or threatened against Seller, nor is there any factual basis known to Seller for any such suit, action, proceeding or investigation;
(f) Environmental Compliance. To the best of Seller’s knowledge, the business and operations of Seller and have at all times been conducted in compliance in all material respects with all applicable federal, state, local or foreign laws, ordinances, regulations, orders and other requirements of governmental authorities concerning matters relating to the environment; and
(g) No Tenancies. Except for the Existing Leases and the New Leases there are not and, on the Closing Date, there will not be any leases in effect or to be in effect in the future with respect to the Property, whether written or oral, which creates or shall create in the future any tenancy or other rights of any third parties to the Property. Seller has received no notice of default under any of the Existing Leases and there has been no advance payment of rent other than for the month of Closing.
9.2 The representations and warranties contained in Articles 9.1(a) through (c) and 9.1(g) shall survive Closing. All other representations and warranties shall merge into the deed and shall not survive Closing.
9.3 To induce Seller to enter into this Agreement, Buyer makes the representations, warranties and covenants hereinafter set forth, each of which is made to the best of Buyer’s knowledge and is material to and is expressly relied upon by Seller:
(a) Authority. Buyer has full power and authority to execute and deliver this Agreement and such other documents as are described herein to be executed and delivered, and to perform the transactions contemplated herein and therein;
(b) Binding on Buyer. This Agreement and such other documents herein contemplated to be executed and delivered have been duly authorized, executed and delivered by it and constitute valid and binding obligations of Buyer enforceable in accordance with their respective terms. Buyer’s execution and delivery of this Agreement and such other documents as are contemplated herein to be executed and delivered bind Buyer to perform, observe and comply with their respective terms and provisions. This Agreement has been approved by the Board of Directors of Cape Regional Health Systems, Inc., the sole member of Buyer, and will be formalized by a Resolution at the next meeting of the Board on April 26, 2011.

CONFIDENTIAL TREATMENT REQUESTED
(c) No Conflict. Buyer’s execution and delivery of this Agreement and any other documents contemplated hereunder to be executed and delivered, and Buyer’s performance of and compliance with their provisions, do not conflict with or result in a violation of any agreement to which Buyer is a party;
9.4 The representations and warranties contained in Articles 9.3(a) through (c) shall survive Closing. All other representations and warranties shall merge into the deed and shall not survive Closing.
ARTICLE 10
OPERATION OF THE PROPERTY
Between the date hereof and the Closing Date:
10.1 Ordinary Course of Business. Seller shall in good faith continue to operate the Property in the ordinary course of business and substantially in the manner as previously operated. Seller will not engage in any transactions or make any commitment or expenditure other than in the ordinary course of business;
10.2 Maintenance of Permits. Seller will obtain and maintain in full force and effect all licenses and permits, including those presently in existence, which are necessary for the operation of the Property, each of which shall be in effect at all times prior to and on the Closing Date;
10.3 Leases. If Buyer procures a prospective tenant for occupancy of space in the Complex and proposes terms which are based on the present rent structure maintained by Seller, Seller shall accept such tenant and execute a new lease based on its standard lease form and which shall then constitute one of the Existing Leases to be listed on EXHIBIT B and assigned to Buyer at Closing.
10.4 Defaults. Seller shall use due diligence and act in good faith not to commit or permit any material default by Seller under any lease, note, mortgage, insurance policy, license, permit, contract or other agreement in any way related to or connected with the Property, or the operations thereof, and Seller shall actively and diligently pursue all reasonable remedies available to Seller on account of any default thereunder by any other party. Seller shall maintain in full force and effect all existing insurance policies; and
10.5 Other Acts. Seller shall not commit other acts of omission or commission which might have a material adverse effect on the Property, or the operations thereof as presently conducted.

CONFIDENTIAL TREATMENT REQUESTED
ARTICLE 11
NEW LEASES
As a condition to Closing and as an obligation of the parties hereunder, Buyer and Seller shall execute new leases at Closing with Buyer as landlord and Seller as tenant for all space that Seller presently occupies in the Complex based upon the standard form of lease agreement attached hereto as EXHIBIT C and by this reference made a part hereof (the “New Leases”). The New Leases for all of the administrative offices (consisting of approximately twenty-six thousand and ten (26,010) square feet and the Cape Bank Branch unit, consisting of approximately 4,290 square feet), all as more specifically identified on Exhibit A, shall contain a fixed net annual rent of Seventeen Dollars and Fifty Cents ($17.50) per square foot of rental space (“Net Rent”), with Seller paying its prorated share of Building CAM and Office Complex CAM, as defined in Exhibit C. The original term of the New Leases shall be [CONFIDENTIAL TREATMENT REQUESTED] years without any rent adjustment during the original term except with respect to any adjustment to Building CAM and/or Office Complex CAM. Seller shall have the following options with respect to the renewal of the New Leases:
11.1 With respect to the administrative offices, Seller shall have [CONFIDENTIAL TREATMENT REQUESTED] renewal options as to all or any portion of the leased space; provided that if the option is exercised for only a portion of the leased space, it shall be based on separated units only. Said option(s) shall be exercised by providing Buyer with written notice no later than one hundred eighty (180) days before the end of the original term or any applicable renewal term. The Net Rent shall be determined as follows during the renewal terms:
[CONFIDENTIAL TREATMENT REQUESTED]
11.2 Buyer acknowledges that Buyer has been advised by Seller that the square footages referred to in Exhibit A and in the New Leases are approximate only. Seller has not measured any of the buildings, rental spaces or common areas. Buyer shall have the right to measure the buildings, etc. during the Due Diligence Period.
11.3 With respect to the Bank Branch unit, Seller shall have [CONFIDENTIAL TREATMENT REQUESTED] renewal options which shall be exercised by providing Buyer with written notice no later than one hundred eighty (180) days before the end of the original term or any option term. The Net Rent during the renewal options of [CONFIDENTIAL TREATMENT REQUESTED] each shall be:
[CONFIDENTIAL TREATMENT REQUESTED]
The failure by either party to comply with the terms and conditions of this Article shall be deemed a material default of this Agreement and shall entitle the non-defaulting party to seek all remedies set forth below in addition to, and not in limitation of, seeking specific performance of the terms of this Article.
11.4 To the extent that the provisions of this Article 11 are inconsistent with the provisions of the New Leases, as actually signed, the provisions of the New Leases shall apply.

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ARTICLE 12
REMEDIES
12.1 Seller’s Remedies. In the event Buyer shall fail or refuse to complete Closing for reasons other than Seller’s default or the failure to satisfy any conditions precedent to Buyer’s obligations hereunder, or if there has been a breach of any of the covenants, representations, warranties or undertakings of Buyer, Seller’s sole remedy shall be to retain as liquidated damages the amount of the Deposit, which amount represents a reasonable calculation of Seller’s damages and expenses as a result of Buyer’s default.
12.2 Buyer’s Remedies. In the event that Seller is unable to deliver the quality of title required by this Agreement, or unable to comply with any other provision of this Agreement, then Buyer’s sole remedy shall be to terminate this Agreement in which case the Deposit shall be returned to Buyer, and the parties shall have no further rights or obligations to one another. In the event that Seller shall otherwise default and fail to complete Closing for reasons other than Buyer’s default, Buyer’s sole remedies shall be: (i) to require specific performance of the terms and conditions of this Agreement; or (ii) to terminate this Agreement and to receive a return of the Deposit, together with any interest earned thereon.
12.3 Limitation of Remedies. Anything in this Agreement to the contrary notwithstanding, the Buyer and Seller each agree that in the event of default, neither shall have the right to seek incidental damages, consequential damages or loss of profits and any claim for damages shall be limited to actual out-of-pocket costs and expenses.
ARTICLE 13
REAL ESTATE COMMISSION
The Seller and the Buyer each represent that they have not contracted with any real estate broker in connection with this Agreement. If there are any other claims for real estate commissions as the result of the sale herein, such real estate commission shall be the sole and exclusive responsibility of the party who is responsible for the relationship with the broker claiming such commission. Each party shall indemnify and hold the other harmless if there are any claims for real estate commissions arising out of their respective acts in violation of their representation set forth herein.

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ARTICLE 14
NOTICES
All notices, requests, options, elections, demands, and other communications hereunder shall be in writing and shall be sent by overnight mail (e.g. UPS or FedEx), facsimile (provided a receipt is retained), hand delivery, or by certified mail, return receipt requested and postage prepaid. All notices shall be addressed to the parties at their addresses set forth above, or if to Buyer’s assignee, to the assignee’s address when and if furnished to Seller.
If to Seller, to:
Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210
Attention: Guy Hackney, EVP, Chief Financial Officer
Fax: (609) 465-4345
With a copy to:
Philip J. Perskie, Esquire
Perskie Mairone Brog & Baylinson, P.C.
1201 New Road, Suite 204
Linwood, New Jersey 08221
Fax: (609) 601-8440)
If to Buyer, to:
Cape Regional Holdings, LLC
Two Stone Harbor Boulevard
Cape May Court House, New Jersey 08210
Attention: Joanne Carrocino, President and CEO
Mark Gill, Vice President Finance
Fax:
With a copy to:
Anthony P. Monzo, Esquire
Monzo Catanese, P.C.
211 South Main Street, Suite 104
Cape May Court House, New Jersey 08210
Fax:

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ARTICLE 15
MISCELLANEOUS
15.1 Sign. The “white” section on top of road side sign which is currently used by Cape Bank shall, subsequent to Closing, to be divided into two equal halves. The Buyer shall be permitted to use the top half of the sign; and the Seller shall be permitted to use the bottom half, at no cost, for so long as Seller, or Seller’s subtenants or assigns, lease the bank branch. Each party is to pay for the cost of its new sign. The Message Board on the road side sign may be continually used by Seller, or Seller’s subtenants or assigns, at no cost, for the initial term of the Bank Branch lease and first [CONFIDENTIAL TREATMENT REQUESTED] option term of the Bank Branch lease if that option is exercised.
15.2 Entire Agreement. This Agreement constitutes the entire Agreement by and between the parties hereto with respect to the transaction contemplated herein, superseding all prior understandings or agreements between the parties.
15.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective heirs, devisees, personal representatives, successors and assigns.
15.4 Waiver; Modification. Failure by Buyer or Seller to insist upon or enforce any of their rights hereunder shall not constitute a waiver thereof, and nothing shall constitute a waiver of Buyer’s or Seller’s right to insist upon strict compliance with the provisions hereof. No oral modification hereof shall be binding upon the parties, and any modification shall be in writing and signed by the parties.
15.5 Jurisdiction. In any action or proceeding brought hereunder or in respect hereof, the parties consent to the personal judicial jurisdiction of the Superior Court of New Jersey, Cape May County.
15.6 Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of New Jersey, excluding choice of law rules thereof.
15.7 Article Headings. The article headings as herein used are for the convenience of reference only and shall not be deemed to vary the content of this Agreement or the covenants, agreements, representations and warranties herein set forth, or to limit the provisions or scope of any Article.
15.8 Severability of Provisions. If any term or provision of this Agreement, or the application thereof to any person or circumstance shall, to any extent, be deemed invalid or unenforceable, then and in such event the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to whom or to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforceable thereto to the fullest extent permitted by law.
15.9 Cumulative Remedies. Each and every one of the rights, benefits and remedies provided by this Agreement and any instruments or documents executed pursuant to this Agreement are cumulative and shall not be exclusive of any other of said rights, remedies and benefits allowed by law or equity to the parties, subject to the provisions of Article 11.

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15.10 Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or entity may require.
15.11 Post Closing: Anything in this Agreement to the contrary notwithstanding, the provisions of this Article 15.11 shall control. Except with respect to the “New Leases” and with respect to the provisions of Articles 4.3(g), 6.1, 6.2, 9.1(a)-(c), and 9.1(g), Seller shall have no obligations subsequent to the Closing. The parties acknowledge that Buyer has had adequate time to do its Due Diligence with respect to all matters relating to the Property. The occurrence of Closing under this Agreement shall be conclusive presumption that Seller has fulfilled all of its obligations under this Agreement. All other agreements, representations and warranties of Seller shall merge into the Deed and shall not survive Closing. Time shall be of the essence with respect to all obligations set forth in this Agreement.
15.12 Assignment. Buyer shall have the right to assign this Agreement to another entity that is controlled by or affiliate with Buyer.
15.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which when executed shall be deemed to be an original. All such counterparts, however, shall constitute one and the same instrument.
15.15 Exhibits
A. List of New Leases
B. List of Existing Leases
C. Form of “New Lease” (other than Bank Branch New Lease)*
D. Bank Branch New Lease*

*	The “New Leases” have been circulated between the parties and comments have been made. The form of the New Leases will be finalized during the Due Diligence Period.

CONFIDENTIAL TREATMENT REQUESTED
In Witness Whereof, the parties have hereunto set their hands and seals the day and year first above written.

Attest:	Cape Bancorp, Inc.

/s/ Joan Ditmars Joan Ditmars, Secretary	BY:	/s/ Guy Hackney Guy Hackney, Executive Vice President

Attest:	Cape Regional Holdings, LLC

/s/ Joanne M. Dombrowski (Asst.) Secretary	BY:	/s/ Joanne Carrocino Its sole member:
Cape Regional Health System, Inc. By: Joanne Carrocino, President and CEO

CONFIDENTIAL TREATMENT REQUESTED
EXHIBIT A
NEW LEASE SCHEDULE
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